

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE Members of
NEWCASTLE DISTRIBUTORS, LLC
Avon, CT

We have examined NEWCASTLE DISTRIBUTORS, LLC's statements, included in the accompanying Exemption Report, that (1) NEWCASTLE DISTRIBUTORS, LLC's internal control over compliance was effective during the most recent fiscal year ended DECEMBER 31, 2015; (2) NEWCASTLE DISTRIBUTORS, LLC's internal control over compliance was effective as of DECEMBER 31, 2015; 3) NEWCASTLE DISTRIBUTORS, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of February 25, 2016; and (4) the information used to state that NEWCASTLE DISTRIBUTORS, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from NEWCASTLE DISTRIBUTORS, LLC's books and records. NEWCASTLE DISTRIBUTORS, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing NEWCASTLE DISTRIBUTORS, LLC with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of NEWCASTLE DISTRIBUTORS, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on NEWCASTLE DISTRIBUTORS, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether NEWCASTLE DISTRIBUTORS, LLC's internal control over compliance was effective as of and during the most recent fiscal year ended DECEMBER 31, 2015; NEWCASTLE DISTRIBUTORS, LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2015 was as derived from NEWCASTLE DISTRIBUTORS, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating NEWCASTLE DISTRIBUTORS, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from NEWCASTLE DISTRIBUTORS, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, NEWCASTLE DISTRIBUTORS, LLC's statements referred to above are fairly stated, in all material respects.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
FEBRUARY 22, 2016